EXHIBIT 12.1
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended June 30,		Six Months Ended June 30,
(dollars in millions)	2018	2017	2018	2017
Earnings before income taxes	$3,860	$3,430	$7,584	$6,560
Fixed charges	403	352	790	684
Total earnings available for fixed charges	$4,263	$3,782	$8,374	$7,244

Fixed Charges:
Interest expense	$344	$301	$673	$584
Interest component of rental payments	59	51	117	100
Total fixed charges	$403	$352	$790	$684
Ratio of earnings to fixed charges	10.6	10.7	10.6	10.6
The ratio of earnings to fixed charges is computed by dividing total earnings available for fixed charges by the fixed charges. For purposes of computing this ratio, fixed charges consist of interest expense plus the interest factor in rental expense.